SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)

             International Colin Energy Corporation
     ________________________________________________________
                        (Name of Issuer)

                  Common Stock, no par value
     ________________________________________________________
                 (Title of Class of Securities)

                           45928D-100
                           __________
                         (CUSIP Number)


                        James Pasquarelli
          Halcyon/Alan B. Slifka Management Company LLC
                  477 Madison Avenue, 8th Floor
                      New York, N.Y.  10022
     ________________________________________________________
             (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                          July 1, 1996
      _______________________________________________________
      (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this statement [ ].


                                 Page 1 of 7 Pages

CUSIP No.             45928D-100
Schedule 13D/A

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE
PERSONS:

     Halcyon/Alan B. Slifka Management Company LLC

2
CHECK THE APPRORIATE BOX IF A MEMBER OF A GROUP:

     (a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:    WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e): [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7    SOLE VOTING POWER:            - 0 -
8    SHARED VOTING POWER:          - 0 -
9    SOLE DISPOSITIVE POWER:       - 0 -
10   SHARED DISPOSITIVE POWER:     - 0 -

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     - 0 -

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:   [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     0%

14
TYPE OF REPORTING PERSON:

     OO-IA

                                 Page 2 of 7 Pages

CUSIP No.             45928D-100
Schedule 13D/A


1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE
PERSONS:

     Alan B. Slifka Management Company, Limited

2
CHECK THE APPRORIATE BOX IF A MEMBER OF A GROUP:

     (a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:    WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e): [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7    SOLE VOTING POWER:            - 0 -
8    SHARED VOTING POWER:          - 0 -
9    SOLE DISPOSITIVE POWER:       - 0 -
10   SHARED DISPOSITIVE POWER:     - 0 -

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     - 0 -

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:   [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     0%

14
TYPE OF REPORTING PERSON:

     CO

                                 Page 3 of 7 Pages

CUSIP No.             45928D-100
Schedule 13D/A


1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE
PERSONS:

     Alan B. Slifka

2
CHECK THE APPRORIATE BOX IF A MEMBER OF A GROUP:

     (a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:    WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e): [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7    SOLE VOTING POWER:            - 0 -
8    SHARED VOTING POWER:          - 0 -
9    SOLE DISPOSITIVE POWER:       - 0 -
10   SHARED DISPOSITIVE POWER:     - 0 -

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      - 0 -

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:   [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     0%

14
TYPE OF REPORTING PERSON:

     IN

                                 Page 4 of 7 Pages

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General

Rules and Regulations under the Securities and Exchange Act of

1934, as amended (the "Act"), the undersigned hereby further amend their Schedule 13D Statement dated May 15, 1996 (the

"Schedule 13D") which was initially amended on June 21, 1996,

relating to the Common Stock, no par value (the "Stock") of

International Colin Energy Corporation (the "Issuer").  Unless

otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in Schedule 13D.

          Item 1.   SECURITY AND ISSUER.

          No material change.

          Item 2.   IDENTITY AND BACKGROUND.

          No material change.

          Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
                    CONSIDERATION.

          No material change.

          Item 4.   PURPOSE OF THE TRANSACTION.

          No material change.

          Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)  As of July 1, 1996, certain clients of Halcyon,

including certain limited partnerships in which Halcyon is the general partner, beneficially owned -0- shares of Common Stock representing 0% of the outstanding shares of Common Stock.  This percentage is based upon 12,868,021 shares of the Common Stock outstanding as of November 19, 1995, as reported in the Issuer's most recently filed Form 10-Q.  Because Halcyon has full

investment discretion over, including the power to dispose of,

the Common Stock, as of July 1, 1996, Halcyon may be deemed to have beneficially owned -0- shares of Common Stock.  Further, as managing member of Halcyon, ABS & Co. also may be deemed to have beneficially owned -0- shares of Common Stock as of  June 21,

1996.  As the sole shareholder of ABS & Co., Slifka also may be deemed to have beneficially owned -0- shares of Common Stock as of July 1, 1996.



                                 Page 5 of 7 Pages

          (b)  ABS & Co., as managing member of Halcyon, has sole

power to dispose or direct the disposition of the Common Stock beneficially owned by Halcyon.

          (c)  On June 27, 1996, the Issuer's shareholders

approved the proposed merger with Morgan Hydrocarbon, Inc.

("Morgan"), and on June 28, 1996, the merger was approved by the

Canadian court.  On July 1, 1996, upon the closing of the merger between the Issuer and Morgan, the Reporting Persons' position was closed out.

          (d)  No material change.

          Paragraph (e) of Item 5 is hereby amended in its

entirety as follows:

          (e)  Effective July 1, 1996, the Reporting Persons

ceased to be the owners of more than five percent of the shares of the Stock.


          Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
                    OR RELATIONSHIPS WITH RESPECT TO
                    SECURITIES OF THE ISSUER.

          No material change.

          Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          No material change.









                                 Page 6 of 7 Pages

                           SIGNATURES




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              HALCYON/ALAN B. SLIFKA
                                  MANAGEMENT COMPANY LLC


                              By:  /s/James H. Schropp
                                  __________________________
                                  Name:  James H. Schropp
                                  Title:  Attorney-in-Fact


Dated:    July 2, 1996

                              ALAN B. SLIFKA  AND COMPANY,
                                  LIMITED


                              By:  /s/James H. Schropp
                                  __________________________
                                  Name:  James H. Schropp
                                  Title:  Attorney-in-Fact


Dated:    July 2, 1996

                              ALAN B. SLIFKA


                              By:  /s/James H. Schropp
                                  __________________________
                                  Name:  James H. Schropp
                                  Title:  Attorney-in-Fact

Dated:    July 2, 1996



                                 Page 7 of 7 Pages